UNS Energy Corporation
88 E Broadway Blvd
Tucson, AZ 85701

August 1, 2014

Mr. William H. Thompson
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	UNS Energy Corporation Tucson Electric Power Company
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 25, 2014
File No. 1-13739 and 1-5924

Dear Mr. Thompson:
UNS Energy Corporation (“UNS Energy”) and Tucson Electric Power Company (“TEP” and, together with UNS Energy, the “Company”) acknowledge receipt of your letter of August 1, 2014 commenting on the above-referenced filing.
This letter contains our response to the comment and explanation to the requested information. Please feel free to call me at the telephone number listed at the end of this letter if you would like to discuss our response.
For the convenience of the Staff, the Staff’s comment is included in bold and is followed by our corresponding response.
Item 8. - Consolidated Financial Statements and Supplementary Data, page K-72
Report of Independent Registered Public Accounting Firm, page K-73

1.
The reports on pages K-73 and K-74 do not indicate the city and State where issued as required by Rule 2-02(a) of Regulation S-X. Please confirm that you received audit reports that indicate the city and State where issued and ensure that audit reports in future filings contain the city and State.

Response: We confirm that we have received audit reports that indicate the city and State where issued and will ensure that audit reports in future filings contain the city and State.
We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss our response to the Staff’s comment or if you would like to discuss any other matters, please contact me at (520) 745-3448. If for any reason it would be useful to contact me by e-mail, my e-mail address is fmarino@tep.com.

Very truly yours,
UNS ENERGY CORPORATION
By: /s/ Frank Marino
Frank Marino
Vice President and Controller

TUCSON ELECTRIC POWER COMPANY
By: /s/ Frank Marino
Frank Marino
Vice President and Controller

cc:    Adam Phippen, SEC Staff Accountant
John T. Hood, Morgan, Lewis & Bockius LLP

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